UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32328

MECHEL PAO

(Exact name of registrant as specified in its charter)

KRASNOARMEYSKAYA STREET 1

MOSCOW 125167

RUSSIAN FEDERATION

+7-495-221-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

American Depositary Shares, each representing two Common Shares

Preferred Shares

Preferred American Depositary Shares, each representing one-half of one Preferred Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Mechel PAO (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about October 29, 2004, the date that its registration statement on Form F-1 (File No. 333-119497) was declared effective by the Securities and Exchange Commission (the “Commission”).

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report on Form 20-F under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold on May 7, 2010 in the United States in a registered offering under the Securities Act of 1933, as amended, on Form F-3, filed April 27, 2010.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant maintained a listing of its common shares on the Russian Trading System (the “RTS”) and the Moscow Interbank Currency Exchange (the “MICEX”) under the symbol “MTLR”. The preferred shares were admitted to trading without listing on RTS and MICEX. In April 2011, the Registrant’s preferred shares were listed on MICEX. RTS and MICEX ceased to exist as a result of their reorganization through accession to Public Joint-Stock Company “Moscow Exchange MICEX-RTS” (“Moscow Exchange”). The Registrant’s preferred shares have been traded on the Moscow Exchange quotation list under the symbol “MTLRP”. The Moscow Exchange constitutes the primary trading market for both the common shares and for the preferred shares.

B. The Registrant’s common shares and preferred shares were initially listed on the Moscow Exchange on October 8, 2008 and April 21, 2011, respectively. The Registrant has maintained its listing on the Moscow Exchange for at least 12 months prior to the filing of this Form 15F.

C. During the 12-month period beginning on January 3, 2022 and ended January 3, 2023, 98% of trading in the common shares, and 99% of trading in the preferred shares occurred on the Moscow Exchange.

Item 4. Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is January 3, 2022 to January 3, 2023.

B.

During the 12-month period beginning January 3, 2022 and ending January 3, 2023, the average daily trading volume of the ADSs in the United States was 84,323 shares and the average daily trading volume of the common shares and ADSs, considered as a single class of securities, on a worldwide basis was 3,444,592 shares. During the 12-month period beginning January 3, 2022 and ending January 3, 2023, the average daily trading volume of the preferred ADSs in the United States was 6,898 shares and the average daily trading volume of the preferred shares and preferred ADSs, considered as a single class of securities, on a worldwide basis was 1,084,881 shares

C.

During the 12-month period beginning January 3, 2022 and ending January 3, 2023, the average daily trading volume of the ADSs in the United States was 2.45% as a percentage of the average daily trading volume of the common shares and ADSs, considered as a single class of securities, on a worldwide basis. During the 12-month period beginning January 3, 2022 and ending January 3, 2023, the average daily trading volume of the preferred ADSs in the United States was 0.64% as a percentage of the average daily trading volume of the preferred shares and preferred ADSs, considered as a single class of securities, on a worldwide basis.

D.

On December 21, 2022, the New York Stock Exchange (the “NYSE”) filed a Form 25 with the Commission to delist the Company’s ADSs from the NYSE as of January 3, 2023. On December 21, 2022, for the preceding 12-month period, the average daily trading volume of the ADSs and the preferred ADSs in the United States were 2.70% as a percentage of the average daily trading volume of the common shares and ADSs, considered as a single class of securities, on a worldwide basis and 0.73% as a percentage of the average daily trading volume of the preferred shares and preferred ADSs, considered as a single class of securities, on a worldwide basis, respectively.

E.

Deutsche Bank Trust Company Americas notified the Company that it terminate its ADS and preferred ADS facilities as of December 7, 2022. At such time, for the preceding 12-month period, the average daily trading volume of the ADSs and the preferred ADSs in the United States were 3.15% as a percentage of the average daily trading volume of the common shares and ADSs, considered as a single class of securities, on a worldwide basis and 0.79% as a percentage of the average daily trading volume of the preferred shares and preferred ADSs, considered as a single class of securities, on a worldwide basis, respectively.

F.

The Company used trading data from the Moscow Exchange (www.moex.com) and the NYSE (www.nyse.com) to determine whether it meets the requirements of Rule 12h-6. The Company used the sources for trading volume information that it viewed as likely to have reliable information.

Item 5. Alternative Record Holder Information

Not applicable

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 13(a) or 15(d) of the Exchange Act by means of press release issued on February 7, 2023.

B. The Registrant disseminated the press release described above by Bloomberg LP, a newswire service, and it is filed as exhibit 99.1 hereto.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on (i) its internet web site: www.mechel.ru.

Item 10. Exhibits

Exhibit 99.1 Press release dated February 7, 2023.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Mechel PAO has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Mechel PAO certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: February 7, 2023

MECHEL PAO

By:	/s/ Oleg V. Korzhov
Name: Title:	Oleg V. Korzhov Chief Executive Officer

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